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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 CMP MEDIA INC.
                           (Name of Subject Company)

                                 CMP MEDIA INC.
                      (Name of Person(s) Filing Statement)

                         ------------------------------

                             CLASS A COMMON STOCK,
                           PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                         ------------------------------

                                   125891101
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                           ROBERT D. MARAFIOTI, ESQ.
                           EXECUTIVE VICE PRESIDENT,
                         SECRETARY AND GENERAL COUNSEL
                                 CMP MEDIA INC.
                              600 COMMUNITY DRIVE
                           MANHASSET, NEW YORK 11030
                                 (516) 562-5000

          (Name, Address and Telephone Number of Person Authorized to
 Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                         ------------------------------

                                    COPY TO:

                           EDWARD J. O'CONNELL, ESQ.
                          DOW LOHNES & ALBERTSON, PLLC
                        1200 NEW HAMPSHIRE AVENUE, N.W.
                                   SUITE 800
                              WASHINGTON, DC 20036

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ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is CMP Media Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 600 Community Drive, Manhasset, New York 11030. The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $0.01 per share, of the Company (the "Class A Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER

    This statement relates to the cash tender offer (the "Offer") disclosed in the Tender Offer Statement on Schedule 14D-1, dated May 6, 1999 (the "Schedule 14D-1"), and the Offer to Purchase filed as Exhibit (a)(1) thereto (the "Offer to Purchase"), of MFW Acquisition Corp., a Delaware corporation ("Merger Sub") and a wholly-owned subsidiary of MFW Acquisition Holdings Corp., a Delaware corporation ("Parent"), which is a wholly-owned affiliate of Miller Freeman Worldwide plc, an English public limited company ("MF Worldwide"), to purchase all of the outstanding shares of the Company's Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Company Common Stock") (the "Shares") at a price of $39.00 per Share in cash, net to the seller (the "Offer Price"), upon the terms and subject to the conditions set forth therein.

    The Offer is being made by Merger Sub pursuant to the Agreement and Plan of Merger, dated as of April 28, 1999 (the "Merger Agreement"), by and among the Company, Merger Sub, MF Worldwide and United News & Media plc, an English public limited company ("United") which is the parent company of MF Worldwide, Parent and Merger Sub, and a copy of the Merger Agreement is filed as Exhibit 1 hereto and incorporated herein by reference. Following satisfaction or waiver of certain conditions and subject to certain terms set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the "Merger"), with the Company surviving the Merger (the "Surviving Corporation") as a wholly-owned subsidiary of Parent. The Schedule 14D-1 states that the address of the principal executive offices of Merger Sub and Parent is 32 Union Square East, 5th Floor South, New York, New York 10003. A copy of the press release issued jointly by United and the Company on April 29, 1999 is filed as Exhibit 8 hereto and incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as described or referred to below or in Annex A attached hereto, which is incorporated herein by reference, to the knowledge of the Company, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Merger Sub or Parent, or the executive officers, directors or affiliates of Merger Sub or Parent.

    THE MERGER AGREEMENT

    The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 1 hereto and incorporated herein by reference. (Capitalized terms used but not defined herein have the same meanings as set forth in the Merger Agreement.)

    THE OFFER. The Merger Agreement provides that as promptly as reasonably practicable after the date of execution of the Merger Agreement, but in no event later than May 6, 1999, Merger Sub will commence the Offer for all of the outstanding Shares at a price of not less than $39.00 per Share in cash, net to the seller, subject to the satisfaction of conditions set forth below and, subject only to the terms and conditions of the Offer, will pay, as promptly as reasonably practicable, after expiration of the Offer for all Shares duly tendered thereunder and not withdrawn. Merger Sub may waive any condition to the Offer, increase

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the price per Share payable in the Offer and make any other changes in the terms and conditions of the Offer. However, without the consent of the Company, no change may be made which decreases the price per Share payable in the Offer or changes the form of consideration payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer other than those described below or which extends the Offer (except as set forth in the following sentence). Notwithstanding the foregoing, Merger Sub may, without the consent of the Company, (i) extend the Offer beyond the scheduled expiration date (the initial scheduled expiration date being 20 business days following the commencement of the Offer) if, at the scheduled expiration date of the Offer, any of the conditions to Merger Sub's obligation to accept for payment, and to pay for, the Shares shall not be satisfied or waived, (ii) extend the Offer for an aggregate period of not more than 10 business days if, immediately prior to the initial expiration date of the Offer (as it may be extended), after giving effect to the automatic conversion of all Class B Common Stock Shares validly tendered and not withdrawn, the Class A Common Stock Shares validly tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Class A Shares and Merger Sub irrevocably expressly waives any condition (other than the Minimum Condition (as defined below)) that subsequently may not be satisfied during such extension of the Offer, or (iii) extend the Offer for any period required by any rule, regulation or interpretation of the SEC or the staff thereof applicable to the Offer.

    CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provision of the Merger Agreement, Merger Sub shall not be required to accept for payment or pay for any Shares tendered, and may terminate or amend the Offer (subject to the provisions of the Merger Agreement) and may postpone the acceptance of, and payment for, subject to Rule 14e-1 (c) of the Exchange Act, any Shares tendered,
(A) unless the following conditions shall have been satisfied: (i) there shall be validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which represent on a fully diluted basis (including for purposes of such calculation all Shares issuable upon exercise of all vested stock options and warrants and conversion of convertible securities or other rights to purchase or acquire shares and after giving effect to the conversion of the Class B Common Stock Shares) at least 51% of the number and voting power of the Shares then outstanding (the "Minimum Condition") and (ii) any applicable waiting period under the HSR Act shall have expired or been terminated prior to the expiration of the Offer or (B) if at any time after the date of this Agreement and before the time of payment for any such Shares (whether or not any Shares theretofore have been accepted for payment or paid for pursuant to the Offer) any of the following conditions exists:

    (a) there shall be in effect an injunction or other order, decree, judgment or ruling by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission of competent jurisdiction or a statute, rule, regulation, executive order or other action or proceeding shall have been promulgated, enacted, taken, initiated or instituted by a government or a governmental authority or a governmental, regulatory or administrative agency or commission of competent jurisdiction which in any such case (i) seeks to restrain or prohibit the making or consummation of the Offer or the consummation of the Merger, (ii) seeks to prohibit or restrict in any material respect the ownership or operation by Merger Sub (or any of its affiliates or subsidiaries) of any material portion of the Company's business or assets, or seeks to compel Merger Sub (or any of its affiliates or subsidiaries) to dispose of or hold separate any material portion of the Company's business or assets, (iii) seeks to impose material limitations on the ability of Merger Sub effectively to acquire or to hold or to exercise full rights of ownership of the Company Common Stock, including, without limitation, the right to vote the Company Common Stock purchased by Merger Sub on all matters properly presented to the stockholders of the Company, or (iv) seeks to impose any material limitations on the ability of Merger Sub or any of its affiliates or subsidiaries effectively to control in any material respect the business and operations of the Company; or

    (b) the Merger Agreement shall have been terminated by the Company, Merger Sub or MF Worldwide in accordance with its terms; or

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    (c) there shall have occurred and be continuing (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any government or governmental entity of the United States on the extension of credit by banks or other lending institutions, or (iv) in the case of any of the foregoing existing at the time of the execution of the Merger Agreement, a material acceleration or worsening thereof; or

    (d) (i) the Board of Directors or any committee thereof shall have withdrawn, materially modified or changed in a manner adverse to MF Worldwide or Merger Sub the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any Acquisition Transaction (as defined below) or any other acquisition of Company Common Stock other than the Offer or the Merger, or (ii) the Board of Directors or any committee thereof shall have resolved to do any of the foregoing; or

    (e) the representations and warranties of the Company shall not be true and correct as of the date of the Merger Agreement or as of the expiration of the Offer except where failure to be so true and correct would not (in the aggregate for all representations and warranties of the Company) have a Material Adverse Effect (as defined below) (other than representations and warranties that are already so qualified, which in each such case shall be true and correct as written), and except for (i) changes specifically contemplated by the Merger Agreement and (ii) those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such date); or

    (f) the Company shall have failed to perform any obligation or to comply with any agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement unless all such failures together in their entirety, would not, individually or in the aggregate, have a Material Adverse Effect; or

    (g) the Company shall not have delivered to MF Worldwide binding agreements signed by the holders of Options (as defined below) representing at least 95% of the Shares issuable upon exercise of all of the outstanding Options, agreeing to the cancellation of the Options of such holders on the terms described in
Section 3.1(d) of the Merger Agreement; or

    (h) the Company shall not have delivered to MF Worldwide evidence of binding agreements of the executive officers of the Company to make payment in full within five business days after the closing of the Offer of all amounts of principal and accrued interest, whether or not then due and owing, under all credit, loan or similar agreements as to which the Company is a lender to or guarantor of such executive officers; or

    (i) there shall since March 31, 1999 have occurred any event that, individually or when considered together with any other matter, has had or would have a Material Adverse Effect; or

    (j) Merger Sub and the Company shall have agreed that Merger Sub shall amend the Offer to terminate the Offer or postpone the payment for Company Common Stock pursuant thereto.

    As used in the Merger Agreement, "Material Adverse Effect" means any change, effect, event or occurrence that has, or would have, individually or in the aggregate, a material adverse impact on the business, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole; provided, however, that "Material Adverse Effect" shall be deemed to exclude (i) changes in general economic conditions or changes affecting the industries generally in which such party operates, (ii) changes in trading prices for such party's capital stock, (iii) stockholder litigation arising from allegations of a breach of fiduciary duty relating to the Merger Agreement and (iv) the impact of changes in GAAP.

    The foregoing conditions are for the sole benefit of Merger Sub and may be asserted by Merger Sub regardless of the circumstances giving rise to any such condition or may be waived by Merger Sub in whole or in part at any time and from time to time in its sole discretion, subject in each case to the terms of the

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Merger Agreement. The failure by Merger Sub at any time to execute any of the foregoing rights shall not be deemed a waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    THE MERGER. The Merger Agreement provides that, subject to the terms and conditions thereof, at the Effective Time, Merger Sub will be merged with and into the Company and the separate corporate existence of Merger Sub will cease (the "Merger"). At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of Shares, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Merger Sub, Shares owned by the Company (which shall not include any Shares held by the trust established pursuant to the 1999 Leeds Family/CMP Media Inc. Employee Benefit Trust Agreement) or any direct or indirect wholly-owned subsidiary of the Company and Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with
Section 262 of the Delaware General Corporation Law (the "DGCL")) will be converted into the right to receive $39.00 per Share (the "Cash Price"). Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    CHARTER DOCUMENTS; INITIAL DIRECTORS AND OFFICERS. The Certificate of Incorporation and By-laws of Merger Sub in effect at the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation, until duly amended in accordance with the terms thereof and the DGCL, provided, that the Certificate of Incorporation and By-laws of the Surviving Corporation will (i) state that the name of the Surviving Corporation is "CMP Media Inc." and (ii) for a period of at least six years after the Effective Time, include indemnification and exculpation provisions which are at least as favorable to the current officers and directors of the Company as those contained in the Certificate of Incorporation and By-laws of the Company as of the date of the Merger Agreement.

    NO SOLICITATION. The Company will not, prior to the Effective Time, directly or indirectly, solicit, initiate or encourage any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or its subsidiaries or acquisition of all or substantially all of the assets or capital stock of the Company and its subsidiaries taken as a whole (an "Acquisition Transaction") or negotiate, explore or otherwise engage in substantive discussions with any person (other than MF Worldwide, Merger Sub or their respective directors, officers, employees, agents and representatives) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement.

    DIRECTORS. Promptly upon the purchase by Merger Sub of Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by Merger Sub, Merger Sub shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage obtained by dividing (i) the aggregate number of votes represented by the Shares beneficially owned by Merger Sub or any affiliate of Merger Sub by (ii) the number of votes represented by all Shares outstanding (excluding Shares held by the Company but not excluding any Shares held by the trust established pursuant to the 1999 Leeds Family/CMP Media Inc. Employee Benefit Trust Agreement). At such times, if requested by Merger Sub, the Company will also cause each committee of the Board of Directors to include persons designated by Merger Sub constituting the same percentage of each such committee as Merger Sub's designees are of the Board of Directors. The Company shall, upon

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request by Merger Sub, promptly increase the size of the Board of Directors or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Merger Sub's designees to be elected to the Board of Directors and shall cause Merger Sub's designees to be so elected; provided, however, that prior to the Effective Time, the Company's Board of Directors shall always have at least three members who are neither officers, directors, stockholders or designees of MF Worldwide or Merger Sub or any of their affiliates ("Outside Directors"). If the number of directors who are Outside Directors is reduced below three for any reason prior to the Effective Time, the remaining directors who are Outside Directors (or, if there is only one director who is an Outside Director, such Outside Director) shall be entitled to designate a person (or persons) to fill such vacancy (or vacancies) who is an Outside Director and who shall be a director deemed to be an Outside Director for all purposes of the Merger Agreement.

    DIRECTORS' AND OFFICERS' INDEMNIFICATION. The Merger Agreement provides that, from and after the Effective Time, MF Worldwide shall cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to certain existing indemnification agreements of the Company in favor of the directors and officers of the Company. Also pursuant to the Merger Agreement, for a period of six years after the Effective Time, MF Worldwide shall cause the Surviving Corporation to use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance and employed lawyers professional liability insurance covering those persons who are currently or at the Effective Time covered by the Company's policies for such insurance on terms comparable to those applicable to the current policies for such insurance; provided, however, that in no event shall MF Worldwide or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage (or obtain coverage in excess of the coverage that is available for such 200% of such annual premium).

    COMPANY OPTIONS. The Merger Agreement provides that, with respect to all outstanding options or warrants (referred to collectively as the "Options" and individually as an "Option") to purchase to acquire Shares (except for any vested or unvested Options held by Michael S. Leeds or Daniel H. Leeds, which shall be canceled prior to the expiration date of the Offer without payment therefor except as provided in their respective employment agreements), each holder of an Option which is surrendered by the holder for cancellation shall be entitled to receive from the Company, immediately prior to the closing of the Offer, for each Share purchasable under each Option, an amount in cash in full cancellation of such Option equal to the excess of the Cash Price over the per share exercise price of such Option (or such greater amount as Merger Sub shall agree in writing), as such amount may be reduced by any required withholding in accordance with applicable tax laws. The Company agrees to use all commercially reasonable efforts to obtain prior to the expiration date of the Offer written agreements of all holders of Options legally binding such holders to cancellation of such Options consistent with the foregoing.

    MATERIAL TRANSACTIONS. The Merger Agreement provides that, prior to the Merger, the Company will not (other than as required pursuant to the terms of the Merger Agreement and the related documents) without first obtaining the written consent of MF Worldwide, enter into any transactions outside of the ordinary course of business of the Company or:

    (a) encumber any asset or enter into any transaction or make any contract or commitment relating to the properties, assets and business of the Company or any subsidiary, other than in the ordinary course of business or as otherwise disclosed in the Merger Agreement;

    (b) enter into any employment contract which is not terminable at will or upon notice of 30 days or less and without penalty to the Company or any subsidiary except as provided in the Merger Agreement;

    (c) issue or sell, or agree to issue or sell, any shares of capital stock or other securities of the Company, except upon exercise of currently outstanding stock options or warrants;

    (d) except as set forth in the Merger Agreement or as may be required to comply with applicable law, become obligated under any new pension plan, welfare plan, multi-employer plan, employee benefit plan, severance plan, benefit arrangement or similar plan or arrangement which is not in existence on the date

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hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially increasing the costs thereof to the Company or any of its affiliates;

    (e) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between the Company and any of its wholly-owned subsidiaries;

    (f) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem, purchase or otherwise acquire, any shares of its capital stock, or any of its other securities;

    (g) (i) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and the Company Subsidiaries may incur, assume or pre-pay debt in the ordinary course of business consistent with past practice under existing lines of credit, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity except in the ordinary course of business, or (iii) make any loans, advances or capital contributions to, or investments in, any other person or entity except in the ordinary course of business and except for loans, advances or capital contributions to or investments in any wholly-owned subsidiary of the Company;

    (h) issue any stock option under any Plan or any other options, warrants, convertible securities or other capital stock, and (except as contemplated by Section 3.1(d) of the Merger Agreement) will not accelerate the vesting or otherwise modify the terms of any option outstanding under any Plan;

    (i) take any action to institute any severance or termination pay practices with respect to any directors, officers, or employees of the Company or any subsidiaries other than those in effect on the date hereof, or to increase the benefits payable under its severance or termination pay practices in effect on the date hereof;

    (j) adopt or amend, in any material respect, except as may be required by applicable law or regulation, any collective bargaining, bonus, profit sharing, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment or other employee benefit plan, agreement, trust, fund, plan or arrangement for the benefit or welfare of any directors, officers or employees of the Company, or any subsidiaries, or make any increase in the salaries, compensation or pay scales of any such directors, officers or employees; or

    (k) amend its certificate of incorporation or bylaws.

    The Company will permit two designated representatives of MF Worldwide to be present on a full-time basis at the principal offices of the Company to observe the conduct of the business of the Company, and the Company will consult with such representatives prior to taking any actions outside the ordinary course of the Company's business in any material respect or any actions specified above.

    CONDITIONS TO THE OBLIGATIONS OF EACH PARTY. The Merger Agreement provides that the respective obligations of each party to consummate the Merger are subject to the satisfaction of a number of conditions, including, but not limited to, the following conditions (any of which may be waived in writing by MF Worldwide and the Company):

    (a) None of MF Worldwide, Merger Sub or the Company, nor any of their respective subsidiaries, shall be subject to any order, decree or injunction by a court of competent jurisdiction which (i) prevents or materially delays the consummation of the Merger or (ii) would impose any material limitation on the ability of MF Worldwide effectively to exercise full rights of ownership of the common stock of the Surviving Corporation or any material portion of the assets or business of the Company and its subsidiaries taken as a whole.

    (b) No statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) shall have been enacted by the government (or any governmental agency) of the United States or any other country, or any state, municipality or other political subdivision thereof, that makes the consummation of the Merger and any other transaction contemplated hereby illegal. All

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waiting periods, if any, under the HSR Act relating to the transactions contemplated hereby shall have expired or terminated early and all material foreign antitrust approvals required to be obtained prior to the Merger in connection with the transactions contemplated hereby shall have been obtained.

    (c) The requisite holders of Shares shall have approved the adoption of the Merger Agreement and any other matters submitted to them to the extent required by, and in accordance with the provisions of, the Merger Agreement.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including, but not limited to, representations by the Company as to corporate organization and qualification, subsidiaries, capitalization, authority to enter into the Merger Agreement, filings with the SEC and other governmental authorities, the absence of certain changes or events, intellectual property, material contracts, environmental matters, employee benefit matters, the opinion of the Company's financial advisor, tax returns, audits, brokers and litigation.

    GUARANTY BY UNITED. The Merger Agreement includes an unconditional and irrevocable guaranty by United to the Company of the due and punctual payment for all Shares in connection with the Offer and the Merger and any other monetary obligations of MF Worldwide or Merger Sub and the due and punctual performance of all other obligations of MF Worldwide or Merger Sub to the Company, all in accordance with the terms of the Merger Agreement.

    TERMINATION OF THE MERGER AGREEMENT. The Merger Agreement may be terminated and canceled, and the Offer and the Merger may be abandoned at any time prior to the Effective Time:

    (a) by mutual consent of Merger Sub and the Company;

    (b) by either MF Worldwide or the Company if, upon a vote at a duly held meeting of stockholders or any adjournment thereof, any required approval of the holders of Shares shall not have been obtained;

    (c) by either MF Worldwide or the Company if the Merger shall not have been consummated on or before October 28, 1999, unless the failure to consummate the Merger is the result of a willful and material breach of the Merger Agreement by the party seeking to terminate the Merger Agreement;

    (d) by either MF Worldwide or the Company if any court of competent jurisdiction or other governmental entity shall have issued an order or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the Merger, and such order, decree, ruling or other action shall have become final and nonappealable;

    (e) by either MF Worldwide or the Company in the event of a breach by the other party of any representation, warranty, covenant or other agreement contained in the Merger Agreement which (i) would give rise to the failure of a condition set forth in the Merger Agreement and (ii) cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach (a "Material Breach"); provided that the terminating party is not then in Material Breach of any representation, warranty, covenant or agreement contained in the Merger Agreement;

    (f) by either MF Worldwide or the Company if Merger Sub shall have terminated the Offer in accordance with its terms and conditions, and otherwise not in violation of the Merger Agreement, without purchasing any Shares pursuant thereto;

    (g) by either MF Worldwide or the Company in the event that (i) all of the mutual conditions to the obligation of such party to effect the Merger set forth in the Merger Agreement shall have been satisfied and (ii) any separate condition to the obligation of such party to effect the Merger set forth in the Merger Agreement is not capable of being satisfied prior to October 28, 1999; or

    (h) by MF Worldwide, if the Company's Board of Directors shall have (i) determined to withdraw its recommendation of the Offer or the Merger to the holders of Shares or (ii) approved, recommended or endorsed any Acquisition Transaction other than the Merger Agreement or (iii) resolved to do any of the foregoing.

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    EXPENSES.  All expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement will be paid by the party incurring such expenses, whether or not any transaction contemplated by the Merger Agreement is consummated.

    TENDER AND VOTING AGREEMENT

    In connection with the execution of the Merger Agreement, Merger Sub entered into a Tender and Voting Agreement, dated as of April 28, 1999 (the "Tender and Voting Agreement"), with the holders of all of the outstanding Class B Common Stock. Pursuant to the Tender and Voting Agreement, such holders have agreed, among other things, to tender all such Shares pursuant to the Offer, and not withdraw such Shares as long as the Tender and Voting Agreement remains in effect, and to vote such Shares in favor of the adoption of the Merger Agreement and the transactions contemplated therein, against any Acquisition Transaction and against any action which would result in any of the conditions of the Company's obligations under the Merger Agreement not being fulfilled. The Tender and Voting Agreement also includes covenants by such stockholders to neither dispose of their Shares, enter into a voting arrangement with respect to their Shares, nor grant any proxy with respect to their Shares.

    AMENDMENTS TO OPTION AGREEMENTS, STOCKHOLDERS' AGREEMENTS AND EMPLOYMENT
     AGREEMENTS

    Each of Michael S. Leeds, Daniel H. Leeds and Kenneth D. Cron entered into an agreement with the Company as of April 23, 1999 (each, an "Amendment Agreement") providing for certain amendments to his existing option agreement and employment agreement with the Company (and, in the case of Michael Leeds and Daniel Leeds, to their respective stockholders' agreements which govern their restricted shares of Class A Common Stock). Under their respective Amendment Agreements, each of Michael Leeds and Daniel Leeds agreed that his option agreement would be terminated in the event that the Company consummated a transaction resulting in a change of control of the Company on or before March 1, 2000, and that all options issuable to him under such option agreement would thereupon be canceled. In consideration of the termination of the option agreements of Michael Leeds and Daniel Leeds, the Company agreed, in the event of a change of control, to terminate their respective stockholders' agreements and to amend certain provisions of their respective employment agreements in order to modify the scope of certain restrictive covenants and to eliminate the Company's right to reduce its severance payments to each executive by 50% of cash compensation earned by such executive from other employment after termination of his employment with the Company. Under the Amendment Agreement with Mr. Cron, his option agreement was amended to provide that, upon a change of control of the Company, all of Mr. Cron's unvested options to purchase Class A Common Stock would immediately vest and become exercisable. No changes were made to Mr. Cron's stockholders' agreement or employment agreement with the Company.

    RETENTION BONUSES

    The Company adopted the CMP Media Inc. Retention Bonus Plan (the "Retention Plan") effective March 1, 1999, pursuant to which a committee appointed by the Board of Directors of the Company has the discretion to award bonuses to employees who remain employed with the Company through a period specified by the committee (the "Retention Period"). The committee may define the amount of a Retention Plan bonus as a fixed dollar amount or as a formula. If an employee who receives a Retention Plan award is terminated by the Company for cause, as defined in the Retention Plan, or resigns voluntarily without good reason, as defined in the Retention Plan, prior to the expiration of his or her Retention Period, he or she forfeits the Retention Plan bonus.

    SEVERANCE PAY

    The Company has adopted the CMP Media Inc. Severance Pay Plan (the "Severance Plan"), which will become effective upon the closing of a transaction resulting in a change of control of the Company.

The Severance Pay Plan provides benefits to every employee of the Company who is not a party to a separate written agreement with the Company which provides severance-type benefits (unless such agreement confirms that he or she is eligible to receive benefits under the Severance Plan as well). If an eligible employee is terminated by the Company without cause, as defined in the Severance Plan, or resigns for good reason, as defined in the Severance Plan, within one year after the closing date of such a transaction, he or she is entitled to two weeks of pay for each full year of service with the Company, although a committee appointed by the Board of Directors may award benefits in excess of that amount. The minimum benefit is 8 weeks of pay and the maximum benefit is 104 weeks of pay. The Company is also required to pay a share of such employee's COBRA premiums through the severance period (if the employee elects to receive healthcare insurance coverage under COBRA) and to provide outplacement services for the employee's benefit.

    OTHER EXECUTIVE AGREEMENTS

    The Company entered into agreements with five of its executive officers as of March 1, 1999, which agreements provide that, in the event of a change of control, the Company will pay each executive a bonus under the Retention Plan (provided the executive remains with the Company through the change of control and does not resign without good reason, as defined in such agreements, for 90 days thereafter) and all of the executive's unvested options to purchase Class A Common Stock will immediately vest and become exercisable on the date of such change of control. Such agreements also provide that, if the executive is dismissed by the Company without cause (as defined in such agreements) or resigns for good reason (as defined in such agreements) within eighteen months after a change of control, the executive is entitled to extended severance benefits under the Severance Plan provided that he or she does not compete with the Company during the severance period. In addition, the Company has the right to reduce its severance payments by 50% of any cash compensation that the executive receives from other employment during that period.

    The Company also entered into agreements with four of its other executive officers as of March 1, 1999, which agreements required them to perform services in connection with the Company's exploration of strategic alternatives as well as their regular duties and, for a period of three years following a change of control of the Company, to render services to the Company in their current capacities and comply with certain restrictive covenants not to compete with the Company, to solicit its employees, to interfere in its customer or supplier relationships or to disclose its confidential information. Such agreements also provide that, in the event of a change of control, the Company will pay each executive a bonus (provided the executive remains with the Company through the change of control and does not resign without good reason, as defined in such agreement, for 90 days thereafter) and all of the executive's unvested options to purchase Class A Common Stock will immediately vest and become exercisable on the date of such change of control. The aggregate amount of the projected bonuses to the nine executives who are parties to the above-described agreements is approximately $17,375,000.

    In the event the benefits received by any of the four above-mentioned executives under such agreements are subject to an excise tax as an "excess parachute payment", the Company will pay the executive a gross-up bonus to offset the effect of such excise tax. If, following a change of control, any of the four executives' employment is terminated by the Company without cause (as defined in such agreement), or if an executive terminates employment with good reason (as defined in such agreement), the executive remains subject to the above-described restrictive covenants but is entitled to receive base salary and incentive bonus compensation for the duration of the restricted period (reduced by 50% of any cash compensation earned from other employment). The agreements provide substantially similar benefits in the event the executive resigns, without good reason, more than one year after the change of control. If an executive resigns prior to the first anniversary of the change of control or is terminated for cause, he is not entitled to any continued payments or benefits under the agreements, but remains subject to the restrictive covenants.

    OTHER ARRANGEMENTS

    In addition, certain directors, officers and employees of the Company may be deemed to have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as stockholders of the Company generally, including, as mentioned above, employment agreements for senior management of the Company and the right to indemnification after the consummation of the Merger and to receive officers' and directors' liability insurance coverage, subject to the terms of the Merger Agreement as described above under "The Merger Agreement--Directors' and Officers' Indemnification".

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) RECOMMENDATION. On April 28, 1999, the Board of Directors of the Company unanimously approved the Merger Agreement, the Tender and Voting Agreement and the transactions contemplated thereby and determined that the terms of the Offer and the Merger as set forth in the Merger Agreement are fair to, and in the best interests of, the Company's stockholders. For the reasons set forth below, the Board of Directors unanimously recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer and, if a meeting of the Company's stockholders is required to be called and held in accordance with applicable law, recommends that the Company's stockholders approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

    (b) BACKGROUND OF AND REASONS FOR THE RECOMMENDATION. Beginning in December 1998, the Executive Committee of the Company's Board of Directors, in consultation with other members of the Company's Board of Directors and senior management of the Company, began the process of considering the exploration of various strategic alternatives for the Company, including but not limited to a sale or merger of the Company, in order to maximize stockholder value and expand the Company's ability to provide new products and services to its customers. On December 17, 1998, representatives of Lazard Freres & Co. LLC ("Lazard Freres"), which previously had served as a financial advisor to the Company, made a presentation to the Executive Committee and certain members of the Company's senior management regarding strategic alternatives for the Company. At that point, the range of possible transactions considered included the restructuring of parts of the Company's businesses, an acquisition or joint venture with respect to one or more of the Company's publication groups, or an outright acquisition of the Company. On December 24, 1999, representatives of Lazard Freres and the Company held a conference call in order to start gathering information regarding the Company in connection with the possible exploration of strategic alternatives.

    On January 7, 1999, the members of the Executive Committee, together with certain members of the Company's senior management, met with representatives of Lazard Freres and Dow, Lohnes & Albertson, PLLC, the Company's legal counsel ("DL&A"), to discuss possible strategic alternatives and the process by which the Company could solicit expressions of interest from potential strategic and financial parties. Lazard Freres' engagement to act as financial advisor to the Company in connection with this exploration of strategic alternatives, and to conduct an organized marketing process in that connection, was formally evidenced by an engagement agreement with the Company entered into as of January 25, 1999. At a meeting of the Board of Directors on February 9, 1999, the Company's Board of Directors gave final approval to the Company's exploration of strategic alternatives.

    On February 10, 1999, the Company issued a press release announcing the retention of Lazard Freres and the Company's decision to explore strategic alternatives, including but not limited to a sale or merger. As part of the process of exploring the Company's strategic options, the Company's senior management had prepared in late January 1999 and early February 1999, in conjunction with Lazard Freres, a collection of evaluation materials for distribution on a confidential basis to potentially interested parties. Between February 10, 1999 and March 3, 1999, Lazard Freres contacted a total of 75 parties, including strategic and financial buyers, that Lazard Freres and the Company believed would be most likely to have a potential interest in the Company. Of these parties, 37 requested additional information and were sent the confidential evaluation materials concerning the Company. During this period, representatives of Lazard

Freres and DL&A entered into negotiation of confidentiality agreements with parties interested in receiving evaluation materials on the Company. As part of this process, the Company and United entered into a confidentiality agreement on February 19, 1999 with respect to the evaluation materials. The Company and Lazard Freres also held a number of meetings in February 1999 and March 1999 in order to prepare for management presentations and to gather data room information that would be made available to the selected potential buyers.

    On February 26, 1999, Lazard Freres sent a letter to interested parties requiring non-binding preliminary indications of interest by March 16, 1999. Of the parties that received the confidential evaluation materials, a number of parties (including United) expressed interest in pursuing a transaction with the Company and made non-binding preliminary indications of interest on March 16, 1999. On March 17, 1999, after consultation with the Company, representatives of Lazard Freres contacted certain of these parties (including United) in order to inform them that they were invited to proceed with due diligence and to schedule a time for management presentations by the Company. Arrangements were also made for the selected parties to obtain access to the Company's data room for their review of due diligence materials.

    From March 23, 1999 to April 2, 1999, the selected parties (including United) were given presentations by the Company's management and visited the data room. A number of follow up meetings and conference calls were organized between representatives of the Company and the interested parties in order to enable the selected parties to complete their due diligence. On April 12, 1999, Lazard Freres informed the selected parties that final and binding "last and best" offers for the Company were due by April 26, 1999.

    After the delivery of proposals by the remaining interested parties on April 26, 1999, the Executive Committee consulted with its financial and legal advisors on April 26, 1999 regarding the status and terms of the proposals delivered and determined, with the knowledge and approval of the other members of the Board of Directors, to commence negotiations with representatives of United and MF Worldwide, which had proposed to make a cash tender offer for all shares of the Company's Common Stock at $39.00 per share, to be followed by a merger of Merger Sub and the Company. The Company's financial and legal advisors met with the financial and legal advisors to United and MF Worldwide on April 27, 1999 to discuss various aspects of the MF Worldwide proposal and issues relating thereto under the proposed form of Merger Agreement. Among other issues discussed was the requirement by MF Worldwide that the holders of the Company's Class B Common Stock (comprised of members of the Leeds Family and certain controlled trusts and private foundations) enter into the Tender and Voting Agreement.

    All of the members of the Board of Directors of the Company met on April 27, 1999 to discuss the proposals received from the interested parties and, in particular, the proposal of United and MF Worldwide. DL&A, the Company's legal advisors, made a presentation to the Board of Directors regarding the terms of the Merger Agreement and the Tender and Voting Agreement and the Board of Directors' fiduciary duties in evaluating the transaction. Thereafter, Lazard Freres made a presentation to the Board of Directors reviewing the process that led to the proposed offer from United and MF Worldwide, an overview of the financial terms of such proposed offer and the offers received from other parties, a summary of the recent performance of the Company and a valuation summary relating to the Company. On the basis of the material presented, Lazard Freres indicated that it was prepared to deliver an opinion to the Board of Directors to the effect that, based upon and subject to the assumptions and other matters set forth therein, the $39.00 per share cash consideration proposed to be paid to the Company's stockholders in connection with the Offer and the Merger was fair to the stockholders of the Company from a financial point of view (which was subsequently confirmed by Lazard Freres' delivery of a written opinion dated April 28, 1999 to the Board of Directors). After discussing the matters referred to above, the members of the Board of Directors resolved to recess their meeting and to take up the discussion of these matters the following day.

    At the subsequent resumption of the meeting of all of the members of the Board of Directors on April 28, 1999, the Board of Directors continued its consideration of the Offer and the Merger. After discussion, the independent members of the Board of Directors (Richard W. Anderson and Sharon Lee Patrick) indicated that they approved the forms of the Merger Agreement and the Tender and Voting Agreement and the consummation of the transactions contemplated thereby. Thereafter, the full Board of Directors unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Tender and Voting Agreement, are fair to, and in the best interests of, the Company and its stockholders,
(ii) approved the Merger Agreement and the Tender and Voting Agreement and the transactions contemplated thereby (and exempted Merger Sub from the application of Section 203 of the DGCL), and (iii) resolved to recommend that the Company's stockholders accept the Offer and tender their Shares into the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

    The Merger Agreement and Tender and Voting Agreement were executed as of April 28, 1999, and the Company and United issued a joint press release on April 29, 1999 announcing the execution of the agreements.

    In reaching its conclusion to approve the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), and to recommend that the stockholders tender their Shares pursuant to the Offer, the Board of Directors reviewed in detail the Merger Agreement, the Offer and the Merger, together with various alternative transactions reviewed by management and the Company's financial advisors, and deliberated extensively with its legal and financial advisors regarding the foregoing. In reaching its unanimous determination that the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the Company and its stockholders, the Board of Directors took into consideration a number of factors including, among other things, the following:

    1. The familiarity of the Board of Directors with the Company's business, financial condition, results of operations, properties and prospects as an independent entity, the nature of the industry in which it operates and presentations relating thereto by the Company's management.

    2. The results of the process undertaken by Lazard Freres to identify and solicit third party indications of interest in the Company and the nature of contacts and proposals received from other parties.

    3. The belief of the Board of Directors, based on the advice and analysis of Lazard Freres presented to the Board at its meetings beginning on April 27, 1999, that alternative transactions were not likely to provide values to the stockholders of the Company superior to the terms of the Offer and the Merger.

    4. The presentations of Lazard Freres as to various financial matters and the opinion of Lazard Freres to the effect that, as of April 28, 1999 and based upon and subject to the assumptions and other matters set forth in the opinion, the consideration to be received by the stockholders of the Company in the Offer and the Merger is fair, from a financial point of view, to such stockholders. The full text of the opinion of Lazard Freres is attached hereto as Annex B and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OPINION OF LAZARD FRERES IN ITS ENTIRETY.

    5. The terms and conditions of the Merger Agreement, including, among other things, the structural features of the Offer, which provide for a prompt cash tender offer for all outstanding Shares to be followed, if certain conditions are satisfied, by the Merger (thereby enabling the stockholders to obtain the benefits of the transaction at the earliest possible time). See "Item 3. The Merger Agreement."

    6.  The terms and conditions of the Tender and Voting Agreement. See "Item
       3. The Tender and Voting Agreement."

    7. The belief of the Board of Directors, based on the advice and analysis of counsel to the Company, that the terms of the Offer and the Merger were less likely to result in antitrust regulatory delays than alternative transactions.

    8. The historical trading prices of the Shares and the premium represented by the offer price of $39.00 per share.

    In light of the number and variety of factors that the Board of Directors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to quantify or otherwise assign relative weights to any of the foregoing factors and, accordingly, the Board of Directors did not do so, although individual members of the Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company retained Lazard Freres on an exclusive basis to act as financial advisor to the Company in connection with exploring potential strategic alternatives and the implementation thereof, including, without limitation, a recapitalization, acquisition, joint venture, divestiture, sale of all or a substantial portion of the stock or assets of the Company (a "Transaction"). As set forth in an engagement agreement, dated as of January 25, 1999, between Lazard Freres and the Company, the Company agreed to pay Lazard Freres, in consideration of its services, (i) a retainer fee of $250,000 (which fee was paid) and (ii) a fee equal to approximately $19.3 million (against which the Company would receive full credit for the retainer fee paid pursuant to clause
(i) above), which fee will be payable on the earlier of the acquisition by a buyer of beneficial ownership of a majority of the Company's stock and consummation of a Transaction. The Company also agreed to reimburse Lazard Freres for reasonable travel and other out-of-pocket expenses, including the reasonable fees and disbursements of its legal counsel, and to indemnify Lazard Freres and certain related parties against certain liabilities arising out of Lazard Freres' retention by the Company. In addition, Lazard Freres has in the past provided financial advisory services to the Company and has received usual and customary compensation for such services.

    Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) Other than the execution and delivery of the Tender and Voting Agreement as described above pursuant to which certain stockholders of the Company have agreed to take or to refrain from taking certain actions, including without limitation, to tender such stockholders' Shares and not to withdraw any Shares so tendered and to vote in favor of the Merger Agreement (see "Item 3. Identity and Background" above), during the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except for the following:

    1. Between April 2, 1999 and April 27, 1999, the Gerard G. Leeds Lifetime Trust, the Liselotte J. Leeds Lifetime Trust, Michael S. Leeds, Richard
       A. Leeds, Daniel H. Leeds, Greg Jobin-Leeds and Jennifer Leeds gave the following respective numbers of shares of Class A Common Stock to certain charitable entities and private foundations (after causing certain of such shares of Class A Common Stock to be converted from Class B Common Stock): 1,667,230, 1,672,230, 130,000, 392,000, 256,000, 357,000 and
       398,554.

    2. On April 28, 1999, the Gerard G. Leeds Lifetime Trust, the Liselotte J. Leeds Lifetime Trust, Michael S. Leeds, Richard A. Leeds, Daniel H. Leeds, Greg Jobin-Leeds and Jennifer Leeds contributed an aggregate of 1,282,052 shares of Class A Common Stock to the Company (after causing certain of such shares of Class A Common Stock to be converted from Class B Common Stock) pursuant to an agreement with the Company that it would put such shares in the 1999 Leeds Family/CMP Media Inc. Employee Benefit Trust for the benefit of substantially all employees of the Company.

    3. On April 29, 1999, Steven Weitzner, a Vice President of the Company, sold 250 shares of Class A Common Stock in a brokerage transaction.

    (b) To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Prior to entering into the Merger Agreement, the Company had contacts with other entities that had expressed interest in the Company, as described in
Item 4(b). Upon execution of the Merger Agreement, the Company ceased contacts with such other entities. No discussions are underway or are being undertaken by the Company in response to the Offer that relate to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the Offer other than as disclosed in Item 3(b) and Item 4(b) of this statement, that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The Information Statement attached as Annex A hereto is being furnished in connection with the possible designation by Merger Sub, pursuant to the Merger Agreement, of certain persons to be appointed to the Company's Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

1 Agreement and Plan of Merger, dated as of April 28, 1999, by and among United News & Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media Inc.

2 Tender and Voting Agreement, dated as of April 28, 1999, by and among MFW Acquisition Corp. and Certain Stockholders of CMP Media Inc.

3 Agreement to Terminate Option Agreement and Stockholders' Agreement and to Amend Employment Agreement, dated as of April 23, 1999, by and between CMP Media Inc. and Michael S. Leeds.

4 Agreement to Terminate Option Agreement and Stockholders' Agreement and to Amend Employment Agreement, dated as of April 23, 1999, by and between CMP Media Inc. and Daniel H. Leeds.

5 Agreement to Amend Option Agreement, dated as of April 23, 1999, by and between CMP Media Inc. and Kenneth D. Cron.

6   Letter to Stockholders dated May 6, 1999.*

7   Opinion of Lazard Freres & Co. LLC dated April 28, 1999.*

8 Press Release issued jointly by United News & Media plc and CMP Media Inc. on April 29, 1999.

*   Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 1999

                                              CMP MEDIA INC.

                                              By:        /s/ Michael S. Leeds
                                                         Michael S. Leeds
                                                         PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                    ANNEX A
                                 CMP MEDIA INC.
                              600 COMMUNITY DRIVE
                           MANHASSET, NEW YORK 11030
                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
       NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED
                 IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement is being mailed on or about May 6, 1999, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of shares ("Shares") of Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), of CMP Media Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Merger Sub to a majority of the seats on the Board of Directors of the Company (the "Board of Directors"). The Merger Agreement requires the Company, after the purchase by Merger Sub pursuant to its cash tender offer to acquire all of the Shares (the "Offer") or such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully diluted basis, to cause Merger Sub's designees (the "Designees") to be elected to a majority of the seats on the Board of Directors as set forth below. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. However, you are not required to take any action.

    Pursuant to the Merger Agreement, Merger Sub commenced the Offer on May 6, 1999. The Offer is scheduled to expire on June 3, 1999.

    The information contained in this Information Statement (including information listed in Schedule I attached hereto) concerning Merger Sub, Parent, MF Worldwide, United and the Designees has been furnished to the Company by Merger Sub, Parent, MF Worldwide and United, and the Company assumes no responsibility for the accuracy or completeness of such information.

GENERAL

    The Company's Class A Common Stock and Class B Common Stock, par value $0.01 per share (the "Class B Common Stock" and, collectively, with the Class A Common Stock, the "Common Stock"), are the only classes of voting securities of the Company outstanding. Each share of Class A Common Stock has one vote. As of April 28, 1999, there were 12,948,956 shares of Class A Common Stock outstanding. Each share of Class B Common Stock has ten votes. As of April 28, 1999, there were 10,152,810 shares of Class B Common Stock outstanding.

DESIGNEES

    Pursuant to the Merger Agreement, promptly upon the purchase by Merger Sub of Shares pursuant to the Offer, and from time to time thereafter as shares of Company Common Stock are acquired by Merger Sub, Merger Sub shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors as will give Merger Sub, subject to compliance with Section 14(f) of the Exchange Act, representation on the Board of Directors of the Company equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by the percentage obtained by dividing (i) the aggregate number of votes represented by the Shares beneficially owned by Merger Sub or any affiliate of Merger Sub (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company) by (ii) the number of votes represented by all Shares outstanding

(excluding Shares held by the Company). At such times, if requested by Merger Sub, the Company will also cause each committee of the Board of Directors to include persons designated by Merger Sub constituting the same percentage of each such committee as Merger Sub's designees are of the Board of Directors.

    Merger Sub has informed the Company that it will choose the Designees from the individuals listed in Schedule I attached hereto. Merger Sub has informed the Company that each of the individuals listed in Schedule I has consented to act as a director if so designated. The business address of Merger Sub and Parent is 32 Union Square East, 5th Floor South, New York, New York 10003.

DIRECTORS OF THE COMPANY

    The directors of the Company are as follows:

NAME                                                                                          AGE
----------------------------------------------------------------------------------------      ---
Richard W. Anderson.....................................................................          61
Kenneth D. Cron.........................................................................          42
Daniel H. Leeds.........................................................................          43
Gerard G. Leeds.........................................................................          76
Lilo J. Leeds...........................................................................          71
Michael S. Leeds........................................................................          46
Richard A. Leeds........................................................................          45
Sharon Lee Patrick......................................................................          56

    Richard W. Anderson was elected a director of the Company in October 1997 and is the Chairperson of the Audit Committee and a member of the Compensation Committee of the Board. Mr. Anderson retired in 1997 as Vice President and General Manager of the Microwave and Communications Group of Hewlett-Packard Company, after having been employed by that company for 38 years. After retiring from Hewlett-Packard, he became Executive Chairman and CEO of Microelectronics Technology Incorporated, a position he held until October of 1998. Mr. Anderson is also a director of Wireless Data Corporation, ScyTek Laboratories, Inc., Microelectronics Technology Incorporated and Novalux.

    Kenneth D. Cron is an Executive Vice President of the Company and has been its President of Publishing since 1994. He joined the Company in 1978 and held various sales, publishing and group publishing positions in its technology publications business prior to assuming his present responsibilities. He was elected a director of the Company in October 1997.

    Daniel H. Leeds is an Executive Vice President of the Company and has been the President of International of the Company since 1992. He joined the Company in 1985 and held positions in its printing and electronic publishing businesses prior to assuming his present responsibilities. He has served as a director of the Company since 1987.

    Gerard G. Leeds has been a director since 1971 when he and his wife, Lilo Leeds, founded the Company. Mr. Leeds served as the President and Chief Executive Officer of the Company until 1988 when he assumed his current position as Co-Chairperson of the Board. Mr. Leeds also serves as Co-Chairperson and a director of Institute for Student Achievement, Inc., a not-for-profit public charity.

    Lilo J. Leeds has been a director since 1971 when she and her husband, Gerard Leeds, founded the Company. Mrs. Leeds served as a Senior Vice President of the Company until 1987 when she was appointed Chairperson of the Board. In 1988, she became Co-Chairperson of the Board. Mrs. Leeds also serves as Co-Chairperson and a director of Institute for Student Achievement, Inc., a not-for-profit public charity.

    Michael S. Leeds has been the President and Chief Executive Officer of the Company since 1988. He joined the Company in 1984 and, prior to assuming his present responsibilities, held publishing and group publishing positions in its travel publications business and led the Company's entry into international publishing. He has served as a director of the Company since 1987.

    Richard A. Leeds is the President of InfiniteStores.com Inc. Mr. Leeds has served as a director of the Company since February 1997 and previously served as a director from December 1991 to February 1993 and from February 1995 to February 1996.

    Sharon Lee Patrick is the President and a director of Martha Stewart Living Omnimedia LLC. She was elected a director of the Company in October 1997 and is a member of the Audit Committee and the Chairperson of the Compensation Committee of the Board. Prior to joining Martha Stewart Living Omnimedia in 1997, she was an executive at Cablevision Systems Corporation and a partner of McKinsey & Company, Inc.

BOARD COMMITTEES, MEETINGS AND COMPENSATION

    The Board of Directors has a standing Audit Committee and Compensation Committee. It does not have a nominating committee or a committee performing similar functions. The Audit Committee consists solely of Mr. Anderson and Ms. Patrick and held three meetings in 1998. The Compensation Committee consists solely of Mr. Anderson and Ms. Patrick and held two meetings during 1998. The Board of Directors held a total of four meetings during 1998 (including regularly scheduled and special meetings). Each director attended all of the meetings of the Board of Directors held during 1998 and all of the meetings held by the committees of the Board of Directors on which he or she served during 1998.

    AUDIT COMMITTEE. The functions of the Audit Committee include recommending to the Board of Directors the appointment of the Company's independent accountants; reviewing with the independent accountants and the Company's internal auditors their annual audit plans; reviewing management's plans for engaging the independent accountants to perform management advisory services; discussing with management, the independent accountants and the internal auditors the adequacy of the Company's internal controls and financial reporting process; monitoring significant accounting and reporting issues; reviewing the Company's policies and procedures concerning officers' expenses; and monitoring compliance with the Company's policies relating to ethics and conflicts of interest. Both the independent accountants and the internal auditors have unrestricted access to the Audit Committee, including the opportunity to meet with the Audit Committee alone.

    COMPENSATION COMMITTEE. The functions of the Compensation Committee include overseeing the administration of the Company's compensation policies and practices; establishing and administering the compensation plans for members of senior management and authorizing any adjustments thereto; administering the Company's Stock Incentive Plan and authorizing all awards granted thereunder; and reporting annually to the stockholders of the Company on matters concerning the compensation of executives of the Company.

    Each non-employee director currently receives an annual retainer of $20,000 for serving as a member of the Board of Directors, a fee of $2,500 for each meeting of the Board attended and a fee of $1,000 for each meeting of a committee of the Board held on a date not coinciding with a meeting of the Board. The annual retainer of each non-employee director owning less than 1% of the Company's outstanding Common Stock is paid 50% in cash and 50% in the form of options to purchase shares of the Company's Class A Common Stock. The per-share exercise price of such options is equal to the fair market value of a share of Class A Common Stock on the date of grant; the number of options granted is determined using the Black-Scholes option-pricing model; and options vest in installments of one-third on each anniversary of the grant date. Each non-employee director has the right to waive the payment of all or any portion of his or her annual cash retainer in exchange for options to purchase Class A Common Stock. Following initial election and qualification to the Board, each non-employee director who is not a member of the Founding Family (as hereafter defined) receives a grant of restricted shares of Class A Common Stock with a fair market value of $10,000. Such restricted shares vest over a period of five years.

    Directors who are also employees of the Company receive no compensation for their service as directors of the Company.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Richard Anderson and Sharon Patrick are the only members of both the Audit Committee and the Compensation Committee. Mr. Anderson and Ms. Patrick are independent directors and neither is a current or former employee of the Company.

EXECUTIVE OFFICERS OF THE COMPANY

    The executive officers of the Company are as follows:

NAME                                      AGE                                    POSITION
------------------------------------      ---      ---------------------------------------------------------------------
Michael S. Leeds....................          46   President, Chief Executive Officer and a Director

Kenneth D. Cron.....................          42   Executive Vice President, President of Publishing and a Director

Daniel H. Leeds.....................          43   Executive Vice President, President of International and a Director

Joseph E. Sichler...................          58   Executive Vice President and Chief Financial Officer

Robert D. Marafioti.................          51   Executive Vice President, Secretary and General Counsel

Barbara Kerbel......................          52   Vice President of Corporate Communications

Mary Jones-Herbert..................          54   Vice President of Human Resources

Debra Robinson......................          46   Vice President/Chief Information Officer

Jeffrey L. Strief...................          43   Executive Vice President, Technology Buyers

John Russell........................          39   Senior Vice President, Channel

Steven Weitzner.....................          48   Vice President, OEM

Gretchen Teichgraeber...............          45   Vice President, Marketing and Information Services

    All executive officers of the Company are elected by the Board of Directors annually.

    Michael S. Leeds has been the President and Chief Executive Officer of the Company since 1988. He joined the Company in 1984 and was elected a director in 1987. Mr. Leeds is the brother of Daniel H. Leeds, the President of International, and the son of Gerard and Lilo Leeds, founders of the Company and Co-Chairpersons of the Board of Directors.

    Kenneth D. Cron is an Executive Vice President of the Company and has been the President of Publishing of the Company since 1994. He joined the Company in 1978 and held various sales, publishing and group publishing positions prior to assuming his present responsibilities. He was elected a director in 1997.

    Daniel H. Leeds is an Executive Vice President of the Company and has been the President of International since 1992. He joined the Company in 1985 and was elected a director in 1987. He is the brother of Michael S. Leeds, the President and Chief Executive Officer of the Company, and the son of Gerard and Lilo Leeds, founders of the Company and Co-Chairpersons of the Board of Directors.

    Joseph E. Sichler joined the Company as Chief Financial Officer in 1992. He was elected a Vice President in 1996 and an Executive Vice President of the Company in 1999.

    Robert D. Marafioti joined the Company as General Counsel in 1988. He was elected a Vice President in 1993, Secretary of the Company in 1997 and an Executive Vice President of the Company in 1999.

    Barbara Kerbel has been the Vice President of Corporate Communications of the Company since 1995. She first joined the Company in 1981 and held various editorial, marketing and communications positions prior to assuming her present responsibilities.

    Mary Jones-Herbert joined the Company as Vice President of Human Resources in October 1997. From 1995 to 1997, she served as Director of Human Resources, Finance, of Allied Signal Inc., which she joined in 1993.

    Debra Robinson joined the Company as Vice President/Chief Information Officer in October 1997. From 1995 to 1997, she served as Vice President, Information Technologies, of Delaware North Companies.

    Jeffrey L. Strief joined the Company in 1985 and held various sales, publishing and group publishing positions prior to his election as a Senior Vice President of the Company since 1994. He assumed his present responsibilities as the group publisher of the Company's technology buyers publications in 1997 and was elected an Executive Vice President in 1999.

    John Russell joined the Company in 1983 and held various editorial and publishing positions prior to being elected a Vice President and assuming his present responsibilities as the group publisher of the Company's channel publications in 1994. He was elected a Senior Vice President of the Company in 1999.

    Steven Weitzner joined the Company in 1984 and held various editorial and publishing positions prior to assuming his present responsibilities as the group publisher of the Company's OEM publications. He was elected a Vice President in 1999.

    Gretchen Teichgraeber joined the Company as General Manager, Publishing in 1997. She was promoted to Vice President, Marketing and Information Services in 1999. Prior to joining the Company, she served as Director, Marketing Planning and Product Management at The New York Times newspaper.

EXECUTIVE COMPENSATION

    The following table provides information concerning all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company who were serving as executive officers at December 31, 1998 (collectively, the "Named Executive Officers") for all services rendered in all capacities to the Company in 1998, 1997 and 1996.

                           SUMMARY COMPENSATION TABLE

                                                 ANNUAL COMPENSATION                            LONG-TERM COMPENSATION
                                 ----------------------------------------------------  -----------------------------------------
                                                                                       RESTRICTED
                                                                                         STOCK    SECURITIES
                                                                       OTHER ANNUAL     AWARDS    UNDERLYING       ALL OTHER
NAME & PRINCIPAL POSITION          YEAR      SALARY       BONUS      COMPENSATION (1)     (2)       OPTIONS    COMPENSATION (3)
-------------------------------  ---------  ---------  ------------  ----------------  ---------  -----------  -----------------
Michael S. Leeds, .............       1998  $ 600,000  $    689,029             --            --          --       $  16,438
  President & Chief Executive         1997    600,000     1,092,458             --            --          --          14,481
  Officer                             1996    600,000     1,908,062             --     $6,606,000    755,040          13,236

Kenneth D. Cron, ..............       1998  $ 500,000  $    525,889             --            --          --       $  19,907
  President of Publishing             1997    500,000       900,727             --            --          --          17,562
                                      1996    500,000     1,727,316             --     $4,404,000    943,800          17,888

Daniel H. Leeds, ..............       1998  $ 450,000  $    166,977        138,752            --          --       $  15,860
  President of International          1997    400,000  $    376,605        121,000            --          --          13,967
                                      1996    400,000       506,814        121,000     $4,404,000    943,800          12,461

Jeffrey L. Strief, ............       1998  $ 400,000  $    335,467             --            --          --       $  15,860
  Executive Vice President,           1997    375,000       625,000             --            --      67,925          22,338
  Technology Buyers                   1996    325,000       675,001             --            --          --          14,711

John Russell, Senior Vice .....       1998  $ 325,000  $    260,134             --            --          --       $  17,016
  President, Channel                  1997    300,000       325,000             --            --      51,123          24,685
                                      1996    275,000       300,462             --            --          --          16,262

------------------------

(1) The amounts shown for Daniel Leeds, who is based in Europe, reflect a cost of living allowance of $90,000 for 1998 and $80,000 for 1997 and 1996, reimbursement of educational expenses of $38,252 for 1998 and $35,000 for 1997 and 1996 and a car allowance of $6,000 for all years. The Company has not included in the Summary Compensation Table the value of incidental personal perquisites furnished by the Company to any of the other Named Executive Officers, since such value did not exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported for any such Named Executive Officers.

(2) The amounts shown represent the fair market value of the restricted stock on the date of purchase (as determined by an independent appraisal) less the amount paid by each Named Executive Officer for such stock. Holders of restricted stock are entitled to dividends, if any, paid on the Company's Common Stock. Such stock is subject to restrictions on resale until December 31, 2003 in the case of Michael Leeds and December 31, 2005 in the case of Kenneth Cron and Daniel Leeds, except that as of January 1, 1998, a limited number of shares of restricted stock may be sold each year provided that the Company's market capitalization is a certain amount on the business day preceding the date of sale of such shares. Michael Leeds purchased a total of 566,280 shares of restricted stock with an appraised aggregate fair market value at the date of purchase of $7,200,000; Kenneth Cron purchased a total of 377,520 shares of restricted stock with an appraised aggregate fair market value at the date of purchase of $4,800,000; and Daniel Leeds purchased a total of 377,520 shares of restricted stock with an appraised aggregate fair market value at the date of the purchase of $4,800,000. At December 31, 1998, the aggregate fair market value of the restricted stock held by Michael Leeds, Kenneth Cron and Daniel Leeds was $10,334,610, $6,889,740 and $6,889,740, respectively. Under the terms of the purchase of restricted stock, in the event of a merger or sale which results in a change in control prior to March 1, 2000, vesting of the stock will accelerate the respect to the same percentage of such shares as the percentage of shares of the principal stockholders of the Company sold in such merger or sale.

(3) Amounts reported under "All Other Compensation" include in 1998: (a) contributions made by the Company on behalf of each Named Executive Officer under the Company's Profit Sharing and Retirement Savings Plan and (b) $231 for life insurance premiums paid by the Company for the benefit of each Named Executive Officer under the Company's group life insurance benefit plan.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                              NUMBER OF SECURITIES
                                                                             UNDERLYING UNEXERCISED      VALUE OF UNEXERCISED IN-
                                                                             OPTIONS/SARS AT FISCAL     THE-MONEY OPTIONS/SARS AT
                                                  SHARES                        YEAR-END (1) (2)         FISCAL YEAR-END (1) (2)
                                                 ACQUIRED        VALUE    ----------------------------  --------------------------
NAME                                            ON EXERCISE    REALIZED    EXERCISABLE   UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
--------------------------------------------  ---------------  ---------  -------------  -------------  -----------  -------------
Michael S. Leeds............................           (3)     $ 336,800       20,000        815,040     $ 250,800    $ 4,927,651
Kenneth D. Cron.............................           (3)       336,800       67,190        956,610       511,761      5,710,533
Daniel H. Leeds.............................           (3)       336,800       20,000      1,003,800       250,800      5,971,494
Jeffrey L. Strief...........................            --            --       10,367         57,558        57,330        318,296
John Russell................................            --            --        7,507         43,616        41,514        241,196

------------------------

(1) As of December 31, 1998, Michael Leeds held 755,040 options, all of which were unexercisable; Kenneth Cron held 943,800 options, 47,190 of which were exercisable and 896,610 of which were unexercisable; and Daniel Leeds held 943,800 options, all of which were unexercisable. The value of exercisable and unexercisable options as included in the above table was calculated as the difference between the exercise price of the options and the fair market value of the Company's Class A Common Stock as of December 31, 1998. If there is a change in control prior to March 1, 2000, all of the options held by Kenneth Cron, Jeffrey Strief and John Russell will become 100 percent exercisable and all of the options held by Michael Leeds and Daniel Leeds will be waived and canceled.

(2) Under the Company's Equity Appreciation Plan (the "EAP"), certain Named Executive Officers hold share appreciation rights ("SARs"), the value of which is determined annually by a formula based on the Company's net sales and pre-tax earnings for the year. The terms of the EAP provide that participants must redeem 20% of their SARs by June 30 of each of the years 1998 through 2002. All payments under the EAP are in the form of cash. As of December 31, 1998, Michael Leeds, Kenneth Cron and Daniel Leeds each held 80,000 SARs under the EAP, 20,000 of which are redeemable in 1999 for $250,800 (which are therefore included as exercisable above) and 60,000 of which are redeemable in 2000 through 2002 (which are therefore included as unexercisable above). The value of 80,000 SARs at December 31, 1998 was $1,003,080. If there is a change in control prior to March 1, 2000, the remaining 60,000 SARs held by Michael Leeds, Kenneth Cron and Daniel Leeds would become redeemable for an amount based upon the value of the transaction.

(3) During 1998, in accordance with the EAP, Michael Leeds, Kenneth Cron and Daniel Leeds each redeemed 20% of their SARs. As all payments under the EAP are in the form of cash, no shares were issued upon redemption of the SARs; each individual received a cash payment of $336,800.

PENSION PLAN

    The Company's noncontributory defined benefit pension plan (the "Pension Plan") was frozen as of December 31, 1992. No additional benefits have accrued since that date or will accrue in the future. The fixed benefit payable monthly under that Pension Plan for the life of each of the Named Executive Officers after retirement at age 65 is as follows:

NAME                                                                           MONTHLY BENEFIT
-----------------------------------------------------------------------------  ---------------
Michael S. Leeds.............................................................     $     728
Kenneth D. Cron..............................................................         1,002
Daniel H. Leeds..............................................................           530
Jeffrey L. Strief............................................................           592
John Russell.................................................................           435

EMPLOYMENT AGREEMENTS

    Michael Leeds, Daniel Leeds and Kenneth Cron each have an employment agreement with the Company. Each employment agreement is terminable at the will of either party, provided that the employee gives ninety days notice of any voluntary resignation or ten business days notice of a Resignation for Good Reason, or the Company gives ten business days notice of a Dismissal for Cause (as defined in the respective employment agreements). Each agreement provides that the employee shall be entitled to an annual base salary, the benefits provided to employees generally and an annual incentive bonus determined by the Compensation Committee of the Board of Directors.

    Each agreement prohibits the disclosure or use of any of the Company's confidential or proprietary information. The agreements with Michael Leeds and Daniel Leeds provide that the employee will not compete with the Company for up to three years following termination of employment as long as the Company continues to pay cash compensation as determined under the respective agreements; provided, however, that such payments will be made only if employment with the Company terminates by reason of Dismissal Without Cause or Resignation for Good Reason (as defined in the respective employment agreements) and not by reason of voluntary resignation or Dismissal for Cause (as defined in the respective employment agreements) and only until the employee attains the age of sixty-five. The agreements with Michael Leeds and Daniel Leeds also provide that, upon termination of employment by reason of retirement at or after attainment of age 65, the Company has the right to require, at its option, continued compliance with the non-compete covenants for a period of up to two additional years as long as the Company continues to pay an amount equal to that determined under the agreements. The agreement with Mr. Cron provides that he will not compete with the Company for up to five years following termination of employment as long as the Company pays him cash compensation as determined under his employment agreement. The agreement with Mr. Cron also provides that, upon termination of employment by reason of retirement at or after attaining age 65, the Company has the right to require, at its option, continued compliance with the non-compete covenants for a period of up to five additional years as long as the Company continues to pay cash compensation determined under his employment agreement.

    Each of Michael S. Leeds, Daniel H. Leeds and Kenneth D. Cron entered into an agreement with the Company as of April 23, 1999 (each, an "Amendment Agreement") providing for certain amendments to his existing option agreement and employment agreement with the Company (and, in the case of Michael Leeds and Daniel Leeds, to their respective stockholders' agreements which govern their restricted shares of Class A Common Stock). Under their respective Amendment Agreements, each of Michael Leeds and Daniel Leeds agreed that his option agreement would be terminated in the event that the Company consummated a transaction resulting in a change of control of the Company on or before March 1, 2000, and that all options issuable to him under such option agreement would thereupon be canceled. In consideration of the termination of the option agreements of Michael Leeds and Daniel Leeds, the Company agreed, in the event of a change of control, to terminate their respective stockholders' agreements and to amend certain provisions of their respective employment agreements in order to modify the scope of certain restrictive covenants and to eliminate the Company's right to reduce its severance payments to each executive by 50% of cash compensation earned by such executive from other employment after termination of his employment with the Company. Under the Amendment Agreement with Mr. Cron, his option agreement was amended to provide that, upon a change of control of the Company, all of Mr. Cron's unvested options to purchase Class A Common Stock would immediately vest and become exercisable. No changes were made to Mr. Cron's stockholders' agreement or employment agreement with the Company. The Amendment Agreements (the terms of which are incorporated by reference herein) have been filed with the Securities and Exchange Commission as Exhibits 3, 4 and 5 to the Schedule 14D-9 to which this information statement pursuant to Rule 14f-1 of the Exchange Act is attached as Annex A.

RETENTION BONUSES

    The Company adopted the CMP Media Inc. Retention Bonus Plan (the "Retention Plan") effective March 1, 1999, pursuant to which a committee appointed by the Board of Directors of the Company has the discretion to award bonuses to employees who remain employed with the Company through a period specified by the committee (the "Retention Period"). The committee may define the amount of a Retention Plan bonus as a fixed dollar amount or as a formula. If an employee who receives a Retention Plan award is terminated by the Company for cause, as defined in the Retention Plan, or resigns voluntarily without good reason, as defined in the Retention Plan, prior to the expiration of his or her Retention Period, he or she forfeits the Retention Plan bonus.

SEVERANCE PAY

    The Company has adopted the CMP Media Inc. Severance Pay Plan (the "Severance Plan"), which will become effective upon the closing of a transaction resulting in a change of control of the Company. The Severance Pay Plan provides benefits to every employee of the Company who is not a party to a separate written agreement with the Company which provides severance-type benefits (unless such agreement confirms that he or she is eligible to receive benefits under the Severance Plan as well). If an eligible employee is terminated by the Company without cause, as defined in the Severance Plan, or resigns for good reason, as defined in the Severance Plan, within one year after the closing date of such a transaction, he or she is entitled to two weeks of pay for each full year of service with the Company, although a committee appointed by the Board of Directors may award benefits in excess of that amount. The minimum benefit is 8 weeks of pay and the maximum benefit is 104 weeks of pay. The Company is also required to pay a share of such employee's COBRA premiums through the severance period (if the employee elects to receive healthcare insurance coverage under COBRA) and to provide outplacement services for the employee's benefit.

OTHER EXECUTIVE AGREEMENTS

    The Company also entered into agreements with five of its executive officers as of March 1, 1999, which agreements provide that, in the event of a change of control, the Company will pay each executive a bonus under the Retention Plan (provided the executive remains with the Company through the change of control and does not resign without good reason, as defined in such agreements, for 90 days thereafter) and all of the executive's unvested options to purchase Class A Common Stock will immediately vest and become exercisable on the date of such change of control. Such agreements also provide that, if the executive is dismissed by the Company without cause (as defined in such agreements) or resigns for good reason (as defined in such agreements) within eighteen months after a change of control, the executive is entitled to extended severance benefits under the Severance Plan provided that he or she does not compete with the Company during the severance period. In addition, the Company has the right to reduce its severance payments by 50% of any cash compensation that the executive receives from other employment during that period.

    The Company entered into agreements with four of its other executive officers as of March 1, 1999, which agreements required them to perform services in connection with the Company's exploration of strategic alternatives as well as their regular duties and, for a period of three years following a change of control of the Company, to render services to the Company in their current capacities and comply with certain restrictive covenants not to compete with the Company, to solicit its employees, to interfere in its customer or supplier relationships or to disclose its confidential information. Such agreements also provide that, in the event of a change of control, the Company will pay each executive a bonus (provided the executive remains with the Company through the change of control and does not resign without good reason, as defined in such agreement, for 90 days thereafter) and all of the executive's unvested options to purchase Class A Common Stock will immediately vest and become exercisable on the date of such change of control. The aggregate amount of the projected bonuses to the nine executives who are parties to the above-described agreements is approximately $17,375,000.

    In the event the benefits received by any of the four above-mentioned executives under such agreements are subject to an excise tax as an "excess parachute payment", the Company will pay the executive a gross-up bonus to offset the effect of such excise tax. If, following a change of control, any of the four executives' employment is terminated by the Company without cause (as defined in such agreement), or if an executive terminates employment with good reason (as defined in such agreement), the executive remains subject to the above-described restrictive covenants but is entitled to receive base salary and incentive bonus compensation for the duration of the restricted period (reduced by 50% of any cash compensation earned from other employment). The agreements provide substantially similar benefits in the event the executive resigns, without good reason, more than one year after the change of control. If an executive resigns prior to the first anniversary of the change of control or is terminated for cause, he is not entitled to any continued payments or benefits under the agreements, but remains subject to the restrictive covenants.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table furnishes certain information as of May 3, 1999 as to the Common Stock beneficially owned by each of the directors, by each of the Named Executive Officers, by all directors and executive officers as a group, and by all other persons known to the Company to be the beneficial owners of more than 5% of either class of the Company's Common Stock.

                                                                   CLASS A COMMON STOCK    CLASS B COMMON STOCK
                                                                   ---------------------  -----------------------
NAME OF BENEFICIAL OWNER                                             NUMBER        %         NUMBER         %
-----------------------------------------------------------------  ----------  ---------  ------------  ---------
Richard W. Anderson..............................................         408          *
Kenneth D. Cron (1)..............................................     377,620      2.92%
Greg Jobin-Leeds (2).............................................     256,000      1.98%     1,392,567     13.72%
Daniel H. Leeds (3)..............................................     648,620      5.01%     1,705,999     16.80%
Jennifer Leeds (4)...............................................     303,330      2.34%     1,406,183     13.85%
Gerard G. Leeds (5)..............................................                            2,217,684     21.84%
Lilo J. Leeds (5)................................................                            2,217,684     21.84%
Michael S. Leeds (6).............................................     500,638      3.87%     1,987,640     19.58%
Richard A. Leeds (7).............................................     540,120      4.17%     1,442,737     14.21%
Sharon Lee Patrick...............................................         408          *
John Russell.....................................................         880          *
Jeffrey L. Strief................................................       1,820          *
All directors and executive officers as a group (14 persons).....   1,334,397     10.31%     7,354,060     72.43%
1999 Leeds Family/CMP Media Inc. ................................   1,282,052      9.90%
  Employee Benefit Trust
  c/o CMP Media Inc.
  600 Community Drive
  Manhasset, NY 11030
Connor Clark & Company, Ltd. (8) ................................     358,100      2.77%
  40 King Street, Ste. 5110, Box 125
  Toronto, Ontario
  Canada M5H 3Y2
Private Capital Management, Inc. (9) ............................   1,563,450     12.07%
  3003 Tamiami Trail North
  Naples, FL 34103
J.&W. Seligman & Co. Incorporated (10) ..........................     910,500      7.03%
  100 Park Avenue
  New York, NY 10017
Wanger Asset Management, L.P. (11) ..............................     480,000      3.71%
  227 W. Monroe Street, Ste 3000
  Chicago, IL 60606

------------------------

*   Represents less than 1.0% of the outstanding shares of Class A Common Stock.

(1) Includes 89,288 shares of Class A Common Stock held in trust by Kenneth Cron as trustee for certain members of his family.

(2) Includes 256,000 shares of Class A Common Stock held by a private foundation controlled by Greg Jobin-Leeds and 330,740 shares of Class B Common Stock held in trust by Greg Jobin-Leeds as trustee for certain members of his family.

(3) Includes 256,000 shares of Class A Common Stock held by a private foundation controlled by Daniel H. Leeds and 392,520 shares of Class A Common Stock and 195,171 shares of Class B Common Stock held in trust by Daniel H. Leeds as trustee for certain members of his family.

(4) Includes 303,330 shares of Class A Common Stock and 27,586 shares of Class B Common Stock held by a private foundation controlled by Jennifer Leeds.

(5) 1,111,342 shares of Class B Common Stock are held by Gerard G. Leeds, and 1,106,342 shares of Class B Common Stock are held by Lilo J. Leeds. As husband and wife, Gerard and Lilo Leeds are deemed to be the beneficial owner of shares held by the other spouse, and therefore, the combined beneficial ownership is shown in the table. Gerard and Lilo each disclaim beneficial ownership of the shares held by the other.

(6) Includes 130,000 shares of Class A Common Stock held by a private foundation controlled by Michael S. Leeds and 298,140 shares of Class A Common Stock and 957,504 shares of Class B Common Stock held in trust by Michael S. Leeds as trustee for certain members of his family.

(7) Includes 975,760 shares of Class B Common Stock held in trust by Richard A. Leeds as trustee for certain members of his family, and 530,820 shares of Class A Common Stock and 30,000 shares of Class B Common Stock held by a private foundation controlled by Richard A. Leeds.

(8) This information derived from Schedule 13G filed by Connor Clark & Company, Ltd on February 10, 1999.

(9) This information derived from Schedule 13G filed by Private Capital Management, Inc. on February 16, 1999.

(10) This information derived from Schedule 13G filed by J. & W. Seligman & Co. Incorporated on February 10, 1999.

(11) This information derived from Schedule 13G filed by Wanger Asset Management, L.P. on February 23, 1999.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    Directors Michael Leeds, Daniel Leeds and Richard Leeds are children of Directors Gerard and Lilo Leeds, the founders of the Company. Gerard and Lilo Leeds, Michael Leeds, Daniel Leeds and Richard Leeds are parties to a stockholders' agreement among Gerard and Lilo Leeds and all of their children (the "Founding Family"), who collectively control all of the Company's Class B Common Stock. Under such agreement, the parties are required to vote all their shares of Class B Common Stock to elect as directors Gerard and Lilo Leeds, all members of the Founding Family who are full-time senior executive employees of the Company (currently Michael Leeds and Daniel Leeds) and one of the three other children of Gerard and Lilo Leeds.

    Gerard and Lilo Leeds are the founders and Co-Chairpersons of Institute for Student Achievement, Inc. (the "Institute"), a not-for-profit public charity to which the Company provides office space and services. The fair market value of such office space and services provided in 1998 was approximately $605,000. The Board of Directors passed a resolution which limits the aggregate annual cash and in-kind contributions by the Company to public or private charities or foundations (including the Institute) to 3% of the Company's consolidated income before provision for income taxes for the preceding fiscal year.

    At December 31, 1998, Kenneth Cron was indebted to the Company in the principal amount of $750,000. The Company holds a note receivable for such debt, which bears interest at a rate approximating LIBOR and on which interest payments are due quarterly and principal payments annually. Full payment of the note is due in 2023, subject to acceleration under certain conditions. Mr. Cron will repay this debt in full within five business days after the closing of the Offer.

    The Company is the guarantor of a bank loan to Michael Leeds in the principal amount of $1,200,000. The loan is due and payable in full on November 14, 2001, but under an agreement dated April 15, 1997, the Company is required to extend the guarantee of this loan until December 31, 2005. Mr. Leeds will repay this loan in full within five business days after the closing of the Offer.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

    Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes of ownership with the Securities and Exchange Commission and each exchange on which the Company's securities are registered. Officers, directors and greater than ten percent stockholders are required by Securities and Exchange Commission regulations to furnish the Company with copies of all ownership forms they file. Based on a review of such copies and other records available to the Company including written representations from certain reporting persons that no forms were required for such persons, to the Company's knowledge, all Section 16(a) filing requirements applicable to the Company's directors, officers and greater than ten percent beneficial stockholders were complied with, except that one late report covering one transaction was filed by each of Gerard Leeds and Lilo Leeds.

                                   SCHEDULE I

    DESIGNEES OF MERGER SUB. The following table sets forth the name, current business address, citizenship, present principal occupation or employment, and material occupations and positions, offices or employments and business addresses thereof for the past five years, of each person designated by Merger Sub to become a member of the Board of Directors of the Company following consummation of the Offer. None of such persons has been convicted in a criminal proceeding, nor has any of them been a party to a proceeding related to U.S. state and federal securities laws. To the Company's knowledge, none of such persons owns any Shares or has engaged in any transactions with respect to Shares during the past 60 days.

    The designees of Merger Sub to become members of the Board of Directors of the Company are:

                                                                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
            NAME AND BUSINESS ADDRESS                CITIZENSHIP      POSITION AND FIVE-YEAR EMPLOYMENT HISTORY
-------------------------------------------------  ---------------  ---------------------------------------------
Andrew R. Baker..................................  British          Group Development Manager, United News &
United News & Media Inc.                                            Media plc, since February 1997. Graduate
  32 Union Square East                                              business studies, International Institute for
  5th Floor South                                                   Management Development (Switzerland) January
  New York, New York 10003                                          -December 1996. Business development manager,
                                                                    Woolworths UK plc, 1993 - October 1995.

Gary Marshall....................................  British          President and Chief Executive Officer, Miller
Miller Freeman Asia Limited                                         Freeman Asia Ltd., since January 1995. Chief
  4401 China Resources Building                                     Financial Officer, Miller Freeman Asia Ltd.,
  26 Harbour Road                                                   April 1994 - January 1995.
  Hong Kong
  China

Donald Pazour....................................  United States    Chief Operating Officer and President, Miller
Miller Freeman Inc.                                                 Freeman Inc., since August 1996. Executive
  600 Harrison Street                                               officer, Miller Freeman Inc., 1977 - August
  San Francisco, California 94107                                   1996.

Edwin O. Pinedo..................................  United States    Chief Financial Officer, Miller Freeman
Miller Freeman Worldwide plc                                        Worldwide plc, since February 1997. Chief
  630 Chiswick High Road                                            Financial Officer, United Advertising
  London W4 5BG                                                     Publications/Consumer Publishing, 1986 -
  United Kingdom                                                    February 1997.

Regina Ridley....................................  United States    Executive Vice President, Miller Freeman
Miller Freeman Inc.                                                 Inc., since September 1998. Executive
  600 Harrison Street                                               officer, Miller Freeman Inc., 1981 -
  San Francisco, California 94107                                   September 1998.

                                    ANNEX B

                      [LETTERHEAD OF LAZARD FRERES & CO. LLC]

The Board of Directors                                            April 28, 1999
CMP Media Inc.
600 Community Drive
Manhasset, NY 11030

Dear Members of the Board:

    We understand that CMP Media Inc. (the "Company"), United News & Media plc ("United"), Miller Freeman Worldwide plc ("Parent") and MFW Acquisition Corp., an affiliate of Parent ("Merger Sub"), have entered into an Agreement and Plan of Merger (the "Agreement") pursuant to which Merger Sub will commence a tender offer (the "Offer") to purchase all the issued and outstanding shares of the Company's Class A common stock, par value $0.01 per share (the "Class A Common Stock"), and the Company's Class B common stock, par value $0.01 per share (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock") for $39.00 per share in cash, all as more fully provided in the Agreement. Pursuant to the Agreement, following consummation of the Offer, Merger Sub will merge with and into the Company (the "Merger"), and any remaining outstanding shares of Common Stock (other than Common Stock held by Parent, Merger Sub or any other affiliate of Parent, shares of Common Stock held in the treasury of the Company and shares of Common Stock held by stockholders who demand appraisal for such shares in accordance with the Delaware General Corporation Law (the "DGCL"), if the DGCL provides for appraisal rights for such shares in the Merger) will be converted into the right to receive $39.00 in cash, all as more fully provided in the Agreement. References herein to the "Consideration" is to the consideration to be received by the holders of the Common Stock in the Offer and the Merger and references herein to the "Transaction" is to the Offer and the Merger as contemplated by the Agreement.

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock, taken as a whole (other than Merger Sub, Parent and its affiliates), of the aggregate Consideration to be paid pursuant to the Transaction.

    In connection with this opinion, we have:

    (i) Reviewed the financial terms and conditions of the Agreement dated April 28, 1999;

    (ii) Analyzed certain historical business and financial information relating to the Company;

   (iii) Reviewed various financial forecasts and other data provided to us by the Company relating to its business;

    (iv) Held discussions with members of the senior management of the Company with respect to the business, prospects, and strategic objectives of the Company;

    (v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally comparable to the business of the Company;

    (vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to those of the Company, and in other industries generally;

   (vii) Reviewed the historical stock prices and trading volumes of the Class A Common Stock; and

  (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

            [LOGO]

    We have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, or concerning the solvency or fair value of the Company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

    Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In rendering our opinion, we did not address the Company's underlying decision to effect the Transaction.

    In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining any necessary regulatory approvals for the Transaction will not have an adverse effect on the Company.

    Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Transaction. We have in the past provided financial advisory services to the Company for which we received usual and customary compensation. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion.

    Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and our opinion is rendered to the Company's Board of Directors in connection with its consideration of the Transaction. This opinion is not intended to and does not constitute a recommendation to any holder of Common Stock as to whether such stockholder should vote for the Transaction or tender their share pursuant to the Offer. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

    Based on and subject to the foregoing, we are of the opinion that the aggregate Consideration to be paid pursuant to the Transaction is fair to the holders of Common Stock, taken as a whole (other than Parent and its affiliates), from a financial point of view.

                                Very truly yours,

                                LAZARD FRERES & CO. LLC

                                By: /s/ Peter R. Ezersky
                                     -----------------------------------------
                                                  Peter R. Ezersky
                                                 MANAGING DIRECTOR

EXHIBITS
1          Agreement and Plan of Merger, dated as of April 28, 1999, by and among United News &
           Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media Inc.

2          Tender and Voting Agreement, dated as of April 28, 1999, by and among MFW Acquisition
           Corp. and Certain Stockholders of CMP Media Inc.

3          Agreement to Terminate Option Agreement and Stockholders' Agreement and to Amend
           Employment Agreement, dated as of April 23, 1999, by and between CMP Media Inc. and
           Michael S. Leeds.

4          Agreement to Terminate Option Agreement and Stockholders' Agreement and to Amend
           Employment Agreement, dated as of April 23, 1999, by and between CMP Media Inc. and
           Daniel H. Leeds.

5          Agreement to Amend Option Agreement, dated as of April 23, 1999, by and between CMP
           Media Inc. and Kenneth D. Cron.

6          Letter to Stockholders dated May 6, 1999.

7          Opinion of Lazard Freres & Co. LLC dated April 28, 1999.

8          Press Release issued jointly by United News & Media plc and CMP Media Inc. on April 29,
           1999.